(212) 474-1270

November 20, 2013

Costamare Inc.
Registration Statement on Form F-3
Filed October 21, 2013
File No. 333-191833

Dear Ms. Nguyen:

We refer to the letter of November 15, 2013 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Registration Statement on Form F-3 (the “Registration Statement”), filed with the SEC via EDGAR on October 21, 2013.  The Company has today filed with the SEC, via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in the Comment Letter.

Four clean copies of Amendment No. 1 and four copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement (“Marked Registration Statement”) are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

General

1.
Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

Response:

The Company confirms that, in connection with any future offerings of securities pursuant to the Registration Statement, it will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the Registration Statement.

Registration Statement Cover Page

2.
We note your disclosure in footnote 1 to the Calculation of Registration Fee table that “[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units.” To the extent that separate consideration is to be received, please confirm that the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act of 1933, as amended.

Response:

The Company confirms that, to the extent separate consideration of the type referred to above is received, the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold.  Furthermore, we have added the following sentence to the disclosure in footnote 1 to the Calculation of Registration Fee table, as shown on the cover of the Marked Registration Statement:

“To the extent that separate consideration is received for any such securities, the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold.”

Global Securities, page 14

3.
We note the disclosure that you may issue debt securities in the form of registered global securities. However, the global securities are not listed in the registration statement fee table, the prospectus cover page or in the legality opinion. Please confirm your understanding that any global securities will be considered separate securities from the deposited securities, the offering of which will require separate registration under the Securities Act of 1933 or an exemption from such registration. In this regard, please tell us whether you intend to register the offering of the global securities under this registration statement.

Response:

We respectfully advise the Staff that the discussion under the heading “Global Registered Securities” sets out the method by which debt securities are issued and held by the nominee for the Depository Trust Company (“DTC”), which maintains the central depository and clearing system for securities traded in the public markets in the U.S.  Virtually all publicly held U.S. dollar denominated debt securities are held in this manner.  The use of the term “registered” is merely a reference to the form in which the securities are held by DTC, and to distinguish them from bearer securities, which is the form in which the European securities depositaries, Clearstream Banking, société anonyme (“Clearstream”), and Euroclear System (“Euroclear”), hold securities deposited in the clearing systems maintained by those entities.

We do not believe that the global securities described in the referenced section are separate securities from the securities being registered under the Securities Act of 1933, as amended (the “‘33 Act”).  As more fully discussed above, such section merely explains the form that the debt securities being registered under the ‘33 Act may take.  That section is not describing a situation where the Company deposits an underlying security (such as a common or preferred stock) with a bank or other institution acting as a depositary for the issue, and causes the bank or other entity to issue a depositary receipt or depositary share representing a interest in the deposited security, often a fraction of a share, or a greater number of shares.  Where such depositary receipts or shares are issued, it is the depositary receipt or share that is in turn deposited in the clearing system maintained by DTC, Clearstream or Euroclear.

Separately, we advise the Staff that the Registration Statement has been modified to reflect that the preferred stock registered under the Registration Statement may be represented by American Depositary Shares (“ADSs”).  A separate registration statement on Form F-6 will be filed in respect of any ADSs in the event that ADSs are issuable on deposit of an issue of preferred stock.  The Company has also added a description of ADSs to the Registration Statement, as shown on pages 17 and 18 of the Marked Registration Statement.

Other

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Sincerely,
/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Ms. Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos
Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564 Athens Greece

VIA E-MAIL